THE CEREGHINO GROUP

CORPORATE INVESTOR RELATIONS
5333 – 15TH AVENUE SOUTH, SUITE 1500
SEATTLE, WA 98108
206.762.0993
www.stockvalues.com

First Mutual Bancshares

**CONTACT:** John Valaas, President & CEO
Roger Mandery, Executive VP & CFO
425.455.7300

# NEWS RELEASE

### FIRST MUTUAL BANCSHARES POSTS 52nd CONSECUTIVE QUARTER OF RECORD EARNINGS;

### NET INCOME UP 8% IN THE THIRD QUARTER AND 11% YTD; EXCELLENT CREDIT QUALITY CONTINUES

BELLEVUE, WA – October 25, 2005 – First Mutual Bancshares, Inc., (Nasdaq: FMSB) the holding company for First Mutual Bank, today reported that a continued focus on growing higher-earning assets coupled with strong loan production resulted in the 52nd consecutive quarter of record year-over-year earnings. Net income increased 8% for the quarter ended September 30, 2005, to $2.7 million, or $0.49 per diluted share, compared to $2.5 million, or $0.46 per diluted share in the third quarter last year. For the first nine months of 2005, net income grew 11% to $7.8 million, or $1.41 per diluted share, versus $7.0 million, or $1.28 per diluted share in same period last year.

Financial highlights for the third quarter of 2005, compared to a year ago include:

1. Loan originations increased 24% to $151 million.
2. Net portfolio loans grew 8% and deposits 11%.
3. Credit quality remains excellent, with non-performing assets equaling just 0.06% of total assets.
4. Net interest margin expanded to 4.03%.
5. Servicing fees and fees on deposits more than doubled.
6. Return on average equity was 16.7%.

Management will host an analyst conference call tomorrow morning, October 26, at 7:00 am PDT (10:00 am EDT) to discuss the results. Investment professionals are invited to dial (303) 262-2130 to participate in the live call. All current and prospective shareholders are welcome to listen to the live call or the replay through a webcast posted on the bank's website, www.firstmutual.com. Shortly after the call concludes, a telephone replay will be available for a month at (303) 590-3000, using passcode 11040243#.

"Continued improvement in the local economy and relatively low interest rates have contributed to another quarter of strong loan production and record earnings," stated John Valaas, President and CEO. "Relative to a year ago, new loan production increased by 24% in the third quarter and 17% year-to-date, with a focus on the most profitable segments of our loan portfolio."

New loan originations grew to $151 million in the third quarter of 2005, compared to $122 million in the same quarter last year, and to $406 million for the nine-months through September 2005, from $347 million in the same period last year. Net portfolio loans increased by 8% to $842 million, compared to $777 million at the end of September 2004. Total assets also grew by 8%, to $1.06 billion from $983 million at the end of the third quarter last year.

"Income property lending has become extremely competitive," Valaas said. "Institutions with excess liquidity have crowded the market, driving down yields and possibly relaxing credit standards. We have taken a more contrarian approach, focusing on our niche consumer lending products, including custom residential construction, and sales finance loans originated through a nationwide network of independent home improvement contractors."

At the end of September 2005, income property loans had dropped to 36% of total loans, compared to 42% at the end of September 2004. Non-conforming home loans had grown to 25% of First Mutual's loan portfolio, compared to 21% a year earlier, and business banking increased to 13% of total loans, from 11% at the end of the third quarter last year. Consumer loans (primarily sales finance), single-family construction, and commercial construction loans remained flat from a year ago at 12%, 11%, and 3% of the portfolio, respectively.

"We remain active in sales finance, but those loans have a very high payoff rate and relatively short average life, resulting in more moderate absolute growth," Valaas said. "Business banking remains a focus, and we are aggressive in that market when loans meet our pricing and underwriting standards. We have maintained excellent credit quality, and the above-market yields in our niche consumer lending products have kept our net interest margin relatively stable."

Non-performing assets (NPAs) declined to $635,000 at the end of the third quarter, representing 0.06% of total assets. NPAs were $797,000, or 0.08% of total assets at the end of the second quarter of 2005, and $1.0 million, or 0.10% of assets at the end of September last year. The provision for loan losses was $325,000 in the third quarter of 2005, which increased the loan loss reserve to $9.9 million, representing 1.13% of gross loans.

(more)

The net interest margin was 4.03% in the third quarter of 2005, compared to 4.01% in the preceding quarter and 3.99% in the third quarter last year. Year-to-date, the net interest margin expanded slightly to 4.04%, from 4.00% in the first nine months of last year. The yield on earning assets improved to 6.69% in the third quarter and 6.41% year-to-date, compared to 5.85% and 5.86%, respectively, a year ago. The cost of interest-bearing liabilities increased to a lesser extent, to 2.87% in the third quarter and 2.36% in the first nine months of 2005, compared to 2.06% and 1.86%, respectively, last year.

"Our banking centers are located in some of the most demographically desirable locations in the country. However, checking accounts are difficult to attract despite the wealth surrounding us, and it will take time to build this low-cost funding source," Valaas said. "As such, we have continued to use Federal Home Loan Bank advances and time deposits to help fund our loan growth. Increasing core deposit balances remains a priority."

Total deposits increased 11% to $728 million, compared to $658 million at September 30, 2004. Core deposits grew by 6% to $259 million, from $245 million a year ago, while time deposits increased by 13% to $469 million, versus $413 million at the end of the third quarter last year.

Reflecting the shift to higher yielding credits in the loan portfolio and the rising interest rate environment, interest income grew by $3.0 million in the third quarter, while interest expense was up $2.2 million. As a result, net interest income was $10.0 million in the third quarter of 2005, up 8% from $9.3 million a year prior.

"Fee income for servicing investor loans more than doubled from the third quarter last year," Valaas said. "However, total noninterest income decreased slightly due to our strategy of keeping more sales finance loans in our portfolio." Noninterest income declined by 6% to $1.1 million in the third quarter of 2005, versus $1.2 million a year ago. Noninterest expense increased by 9% to $6.6 million, compared to $6.1 million in the third quarter of 2004.

For the nine-month period ended September 30, 2005, interest income grew by $8.3 million, while interest expense increased by $5.3 million over the first three quarters of 2004. Net interest income grew 11% to $29.6 million, compared to $26.6 million in the same period last year. Noninterest income grew 34% to $4.0 million, from $3.0 million a year ago, despite decreases in gains on sale of loans and securities, as service fee income was up dramatically. Noninterest expense was $20.6 million year-to-date, up 16% from $17.8 million in the first nine months of 2004.

First Mutual generated a 16.7% return on average equity (ROE) in the quarter ended September 30, 2005, compared to 17.9% a year ago. Year-to-date, ROE was 16.6% compared to 17.2% in the first nine months of last year. Return on average assets was unchanged from a year ago for both the quarter and nine-month periods, at 1.04% and 1.01%, respectively.

First Mutual's consistent performance has garnered attention from a number of sources. Keefe, Bruyette & Woods named First Mutual to its Honor Roll in 2005 and 2004 for the company's 10-year earnings per share growth rate, and Sandler O'Neill's 2004 Bank and Thrift Sm-All Stars named First Mutual one of the top 30 performing small banks in the country, among the 592 with market capitalizations below $2 billion. In August 2005, U.S. Banker magazine ranked First Mutual #34 in the Top 100 Publicly Traded Mid-Tier Banks, which includes those with less than $10 billion in assets, based on its three-year return on equity.

First Mutual Bancshares, Inc. is the holding company for its wholly owned subsidiary, First Mutual Bank, an independent, community-based bank that operates 12 full-service banking centers in the Puget Sound area, as well as a loan production office in Tacoma, Washington, and a sales finance office in Jacksonville, Florida.



**Member FDIC**

www.firstmutual.com

(more)

Statement of Operations

| (Unaudited) (Dollars In Thousands, Except Per Share Data) | Quarter Ended September 30, | | Percentage | Nine Months Ended September 30, | | Percentage |
|---|---|---|---|---|---|---|
| Interest Income | 2005 | 2004 | Change | 2005 | 2004 | Change |
| Loans Receivable | $ 15,759 | $ 12,722 | | $ 44,514 | $ 36,925 | |
| Interest on Available for Sale Securities | 1,210 | 1,210 | | 3,748 | 2,872 | |
| Interest on Held to Maturity Securities | 98 | 103 | | 294 | 320 | |
| Interest Other | 97 | 151 | | 293 | 435 | |
| **Total Interest Income** | 17,164 | 14,186 | 21% | 48,849 | 40,552 | 20% |
| **Interest Expense** | | | | | | |
| Deposits | 4,913 | 3,107 | | 12,738 | 8,966 | |
| FHLB Advances and Other | 2,234 | 1,820 | | 6,468 | 4,980 | |
| **Total Interest Expense** | 7,147 | 4,927 | 45% | 19,206 | 13,946 | 38% |
| Net Interest Income | 10,017 | 9,259 | | 29,643 | 26,606 | |
| Provision for Loan Losses | 325 | 525 | | 1,175 | 1,215 | |
| Net Interest Income After Loan Loss Provision | 9,692 | 8,734 | 11% | 28,468 | 25,391 | 12% |
| **Noninterest Income** | | | | | | |
| Gain on Sales of Loans | 173 | 528 | | 1,118 | 1,195 | |
| Servicing Fees, Net of Amortization | 318 | 89 | | 1,013 | 203 | |
| Gain on Sales of Investments | - | - | | - | 71 | |
| Fees on Deposits | 166 | 147 | | 472 | 438 | |
| Other | 454 | 425 | | 1,450 | 1,108 | |
| **Total Noninterest Income** | 1,111 | 1,189 | -7% | 4,053 | 3,015 | 34% |
| **Noninterest Expense** | | | | | | |
| Salaries and Employee Benefits | 3,739 | 3,553 | | 12,017 | 10,208 | |
| Occupancy | 851 | 675 | | 2,484 | 2,020 | |
| Other | 2,044 | 1,861 | | 6,139 | 5,541 | |
| **Total Noninterest Expense** | 6,634 | 6,089 | 9% | 20,640 | 17,769 | 16% |
| Income Before Federal Income Tax | 4,169 | 3,834 | | 11,881 | 10,637 | |
| Federal Income Tax | 1,440 | 1,308 | | 4,051 | 3,610 | |
| **Net Income** | $ 2,729 | $ 2,526 | 8% | $ 7,830 | $ 7,027 | 11% |
| **Per Share Data** | | | | | | |
| Basic Earnings Per Common Share | $ 0.51 | $ 0.48 | 7% | $ 1.47 | $ 1.34 | 10% |
| Earnings Per Common Share, Assuming Dilution | $ 0.49 | $ 0.46 | 7% | $ 1.41 | $ 1.28 | 10% |
| Weighted Average Shares Outstanding | 5,350,733 | 5,279,971 | | 5,323,843 | 5,256,990 | |
| Weighted Average Shares Outstanding Including | | | | | | |
| Dilutive Effect of Stock Options | 5,573,837 | 5,529,531 | | 5,560,299 | 5,505,854 | |

(more)

| Balance Sheet<br>(Unaudited) (Dollars In Thousands)<br>Assets: | Annual<br>Percentage<br>Change | September 30,<br>2005 | December 31,<br>2004 | September 30,<br>2004 |
|---|---|---|---|---|
| Interest-Earning Deposits | | $ 2,394 | $ 309 | $ 244 |
| Noninterest-Earning Demand Deposits and Cash on Hand | | 20,184 | 13,536 | 14,153 |
| Total Cash and Cash Equivalents: | 57% | 22,578 | 13,845 | 14,397 |
| Mortgage-Backed and Other Securities, Available for Sale | | 114,738 | 124,225 | 122,583 |
| Loans Receivable, Held for Sale | | 21,330 | 10,064 | 16,300 |
| Mortgage-Backed and Other Securities, Held to Maturity | | | | |
| (Fair Value of $7,399, $7,827, and $8,123 respectively) | | 7,347 | 7,720 | 7,980 |
| Loans Receivable | | 851,935 | 808,643 | 785,921 |
| Reserve for Loan Losses | | (9,861) | (9,301) | (9,157) |
| Loans Receivable, Net | 8% | 842,074 | 799,342 | 776,764 |
| Accrued Interest Receivable | | 5,062 | 4,300 | 4,142 |
| Land, Buildings and Equipment, Net | | 32,707 | 27,994 | 25,101 |
| Real Estate Held-For-Sale | | - | - | 98 |
| Federal Home Loan Bank (FHLB) Stock, at Cost | | 13,122 | 12,919 | 12,919 |
| Servicing Assets | | 1,972 | 1,525 | 1,235 |
| Other Assets | | 2,078 | 1,849 | 1,645 |
| Total Assets | 8% | $ 1,063,008 | $ 1,003,783 | $ 983,164 |
| Liabilities and Stockholders' Equity: | | | | |
| Liabilities: | | | | |
| Deposits: | | | | |
| Money Market Deposit and Checking Accounts | | $ 250,532 | $ 254,436 | $ 236,442 |
| Savings | | 8,043 | 8,434 | 8,375 |
| Time Deposits | | 468,928 | 412,499 | 413,485 |
| Total Deposits | 11% | 727,503 | 675,369 | 658,302 |
| Drafts Payable | | 982 | 378 | 493 |
| Accounts Payable and Other Liabilities | | 10,490 | 14,106 | 13,493 |
| Advance Payments by Borrowers for Taxes and Insurance | | 3,249 | 1,676 | 3,263 |
| FHLB Advances | | 235,756 | 234,207 | 231,627 |
| Other Advances | | 1,600 | 1,600 | 1,000 |
| Long Term Debentures Payable | | 17,000 | 17,000 | 17,000 |
| Total Liabilities | 8% | 996,580 | 944,336 | 925,178 |
| Stockholders' Equity: | | | | |
| Common Stock $1 Par Value-Authorized, 30,000,000 Shares Issued | | | | |
| and Outstanding, 5,355,542, 5,288,489, and 5,285,414 Shares, Respectively | | 5,356 | 5,288 | 5,286 |
| Additional Paid-In Capital | | 46,530 | 45,595 | 45,573 |
| Retained Earnings | | 15,558 | 9,220 | 7,435 |
| Accumulated Other Comprehensive Income: | | | | |
| Unrealized (Loss) on Securities Available for Sale and | | | | |
| Interest Rate Swap, Net of Federal Income Tax | | (1,016) | (656) | (308) |
| Total Stockholders' Equity | 15% | 66,428 | 59,447 | 57,986 |
| Total Liabilities and Equity | 8% | $ 1,063,008 | $ 1,003,783 | $ 983,164 |

(more)

| Financial Ratios | Quarter Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| *(Unaudited)* | 2005 | 2004 | 2005 | 2004 |
| Return on Average Equity | 16.66% | 17.92% | 16.61% | 17.22% |
| Return on Average Assets | 1.04% | 1.04% | 1.01% | 1.01% |
| Efficiency Ratio | 59.61% | 58.28% | 61.25% | 59.99% |
| Annualized Operating Expense/Average Assets | 2.52% | 2.50% | 2.66% | 2.57% |
| Yield on Earning Assets | 6.69% | 5.85% | 6.41% | 5.86% |
| Cost of Interest-Bearing Liabilities | 2.87% | 2.06% | 2.36% | 1.86% |
| Net Interest Spread | 3.82% | 3.79% | 4.05% | 4.00% |
| Net Interest Margin | 4.03% | 3.99% | 4.04% | 4.00% |
| Tier 1 Capital Ratio | | | 7.88% | 7.21% |
| Risk Adjusted Capital Ratio | | | 12.20% | 11.82% |
| Book Value per Share | | | $ 12.40 | $ 10.97 |

| LOAN DATA | Quarter Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| *(Unaudited) (Dollars in Thousands)* | 2005 | 2004 | 2005 | 2004 |
| Net Loans (Including Loans Held for Sale) | | | $ 863,404 | $ 793,064 |
| Non-Performing/Non-Accrual Loans | | | $ 633 | $ 899 |
| as a Percentage of Gross Loans | | | 0.07% | 0.11% |
| Real Estate Owned Loans (Includes Consumer) | | | $ 2 | $ 101 |
| Total Non-Performing Assets | | | $ 635 | $ 1,000 |
| as a Percentage of Total Assets | | | 0.06% | 0.10% |
| Loan Loss Reserves | | | $ 9,861 | $ 9,157 |
| as a Percentage of Gross Loans | | | 1.13% | 1.14% |
| Loan Loss Provision | $ 325 | $ 525 | $ 1,175 | $ 1,215 |
| Net Charge-Offs from Reserves | $ 173 | $ 233 | $ 615 | $ 464 |

| AVERAGE BALANCES | Quarter Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| *(Unaudited) (Dollars in Thousands)* | 2005 | 2004 | 2005 | 2004 |
| Average Assets | $ 1,054,239 | $ 973,434 | $ 1,033,541 | $ 922,004 |
| Average Equity | $ 65,518 | $ 56,378 | $ 62,862 | $ 54,406 |
| Average Net Loans (Including Loans Held for Sale) | $ 854,343 | $ 790,319 | $ 836,405 | $ 759,256 |
| Average Deposits | $ 723,595 | $ 647,560 | $ 701,436 | $ 621,096 |
| Average Earning Assets | $ 995,159 | $ 929,335 | $ 977,791 | $ 880,323 |

(more)

**FINANCIAL DETAILS**

For the quarter and nine months ended September 30, 2005, net interest income increased by $758,000 and $3.0 million, respectively, or 8% and 11%, relative to the same periods last year. For the quarter, the improvement was attributable to growth in our earning assets, partially offset by asset and liability repricing.  On a year-to-date basis, both the growth in earning assets and the net effects of asset and liability repricing resulted in additional net interest income, though asset growth accounted for the vast majority of the improvement.  The following table illustrates the impact to our net interest income of balance sheet growth, and rate changes on our assets and liabilities, with the results attributable to the level of earning assets classified as "volume" and the effect of asset and liability repricing labeled "rate."

| Rate/Volume Analysis | Quarter Ended | | | Nine Months Ended | | |
|---|---|---|---|---|---|---|
| (Dollars in thousands) | Sept 30, 2005 vs. Sept 30, 2004 | | | Sept 30, 2005 vs. Sept 30, 2004 | | |
| | Increase/(Decrease) due to | | | Increase/(Decrease) due to | | |
| | Volume | Rate | Total | Volume | Rate | Total |
| Interest Income | | | | | | |
| Total Investments | $ 44 | $ (103) | $ (59) | $ 706 | $ 3 | $ 709 |
| Total Loans | 1,074 | 1,964 | 3,038 | 3,221 | 4,370 | 7,591 |
| Total Interest Income | $ 1,118 | $ 1,861 | $ 2,979 | $ 3,927 | $ 4,373 | $ 8,300 |
| Interest Expense | | | | | | |
| Total Deposits | $ 341 | $ 1,466 | $ 1,807 | $ 1,142 | $ 2,632 | $ 3,774 |
| FHLB and Other | (176) | 590 | 414 | 223 | 1,265 | 1,488 |
| Total Interest Expense | $ 165 | $ 2,056 | $ 2,221 | $ 1,365 | $ 3,897 | $ 5,262 |
| Net Interest Income | $ 953 | $ (195) | $ 758 | $ 2,562 | $ 476 | $ 3,038 |

**Earning Asset Growth (Volume)**

For the third quarter of 2005, the growth in our earning assets contributed an additional $1.1 million in interest income relative to the third quarter of last year, which was partially offset by $165,000 of additional interest expense incurred from the funding sources used to fund the asset growth.  Consequently, the net impact of asset growth was an improvement in net interest income of $953,000 more than the total increase in net interest income compared to the third quarter of last year.

For the first nine months of 2005, asset growth over the prior year resulted in $3.9 million in additional interest income, partially offset by a $1.4 million increase in interest expense for the corresponding funding sources. This resulted in a roughly $2.6 million net impact from asset growth, or 84% of the overall improvement in net interest income.

| Quarter Ended | Average Earning Assets | Average Net Loans | Average Deposits |
|---|---|---|---|
| | (Dollars in thousands) | | |
| September 30, 2004 | $ 929,335 | $ 790,319 | $ 647,560 |
| December 31, 2004 | $ 945,684 | $ 801,235 | $ 666,835 |
| March 31, 2005 | $ 962,613 | $ 816,127 | $ 683,521 |
| June 30, 2005 | $ 979,981 | $ 834,064 | $ 705,680 |
| September 30, 2005 | $ 995,159 | $ 854,343 | $ 723,595 |

Our average earning assets totaled $995 million during the third quarter, an increase of nearly $66 million, or 7% over the third quarter of 2004, with nearly all of the growth attributable to additional balances in our loan portfolio.

(more)

Most of our asset growth was funded with additional deposits, including certificates issued in institutional markets through deposit brokerage services.  To the extent that deposit growth was not sufficient to fully support our asset growth, we also utilized advances from the Federal Home Loan Bank of Seattle (FHLB) as an alternative funding source.  For the third quarter, our deposits averaged nearly $724 million, representing growth of $76 million over the average level of third quarter 2004.  At September 30, 2005, total deposits were up $69 million from the end of the third quarter last year, with checking and money market balances accounting for $14 million of the growth, or 20%.  Although checking and money market deposits exhibited growth over their year-ago levels, these balances showed declines in the first and third quarters of this year, corresponding to offerings of promotional time deposit rates.

Between the 2004 year-end and the end of March 2005, our checking and money market balances declined by approximately $12 million.  At that time, the increases in short-term market interest rates that began in the second quarter of 2004 started to affect the yields on retail deposits, with the rates paid on time deposits increasing more significantly than those paid on money market accounts.  This made it difficult to retain or grow checking and money market balances without incurring excessive marginal costs, as any rate increases would apply not only to any newly opened accounts but existing balances as well.  By the end of June 2005, the trend appeared to have changed, with checking and money market balances rising to $253 million, approximately $1 million below the 2004 year-end level.  In the third quarter, however, some of our competitors began offering deposit rates that threatened our ability to retain deposit balances.  As a result, we were forced to offer a promotional time deposit rate and increase our non-maturity deposit rates in late August.  Despite the increased rates on our money market accounts and the greater liquidity offered by these deposits, many customers found the promotional time deposit rate more attractive than our money market products.  Consequently, following continued growth in July, checking and money market balances began declining, ending the third quarter at $251 million.

## Asset Yields and Funding Costs (Rate)

For the quarter ended September 30, 2005, the net effects of repricing on our assets and liabilities reduced our net interest income by $195,000 relative to the third quarter of 2004.  For the year-to-date period, repricing contributed an additional $476,000 to our net interest income, or approximately 16% of the total increase relative to the first nine months of last year.

On the asset side of the balance sheet, our loan portfolio accounted for $2.0 million and $4.4 million in additional interest income for the three- and nine- month periods.  With adjustable-rate loans accounting for the vast majority of our loan portfolio, virtually all of the Bank's loan types benefited from rising interest rate indexes.

By comparison, the effects of repricing reduced the third quarter interest income earned on our securities portfolio by $103,000. On a year-to-date basis, repricing resulted in virtually no impact relative to 2004.  For both the quarter and year-to-date periods, the effects of repricing were heavily influenced by our holdings of stock in the Federal Home Loan Bank of Seattle.

As a member of the FHLB, and to utilize FHLB advances as a funding source for our lending and investment activities, we maintain a position in FHLB stock.  Our position in this stock, which totaled approximately $13 million at the end of the third quarter, has historically paid dividends on a quarterly basis. Based on events at the FHLB, however, the dividend rate for the first quarter of 2005 was well below the rate paid in the first quarter of last year, and no dividend was received in the second or third quarters.  This offset any rate-related benefits from the repricing of adjustable-rate securities in our portfolio.  At this time, we do not anticipate receiving any dividend income on our FHLB stock in the foreseeable future.  Excluding the FHLB stock, the impact of repricing observed among the fixed-income securities in our portfolio was relatively modest due to the percentage of the portfolio invested in fixed-rate and hybrid ARM securities, which have not yet benefited from rising rate indices.

On the liability side of the balance sheet, repricing increased our interest expense on both deposits and advances for both the quarter and nine-month period ended September 30, relative to the prior year.  The interest rate increases that drove loan and wholesale funding rates higher over the last year began to influence the deposit rates offered by our competitors in our market earlier this year, resulting in rate-related increases in interest expense on both our non-maturity and time deposit accounts.

## Net Interest Margin

| Quarter Ended | Net Interest Margin |
| --- | --- |
| September 30, 2004 | 3.99% |
| December 31, 2004 | 3.99% |
| March 31, 2005 | 4.08% |
| June 30, 2005 | 4.01% |
| September 30, 2005 | 4.03% |

Our net interest margin totaled 4.03% for the third quarter of 2005. While this represented a two basis point improvement from the second quarter level, it fell short of the 4.05% to 4.10% range we had forecast in our second-quarter press release. The forecast for improvement in the margin was based primarily on the large number of commercial loans scheduled to reprice in the third quarter. The impact of this repricing, however, was partially offset by a greater than expected increase in interest expense, including the effects of raising rates on our non-maturity deposit products.

Adjustable-rate loans, which reprice according to terms specified in our loan agreements with the borrowers, accounted for approximately 88% of our loan portfolio as of September 30, 2005. For the majority of these loans, repricing occurs on an annual basis. A notable exception to this would be those loans tied to the prime rate, which typically reprice within one or two days of any increase in the Federal Funds target rate by the Federal Reserve. Consequently, most of the loans in our portfolio benefited from increases in short-term market interest rate indices over the last 18 months and earned additional interest income relative to the quarter and nine months ended September 30, 2004.

By comparison, rates on our retail deposits are managed internally and are not typically subject to any sort of systematic adjustments based on market-rate indices. Consequently, while loan rates continued to systematically reprice upwards, we postponed raising our retail deposit rates for as long as practical given our funding requirements and the rates offered by other institutions in our market. In doing so, we hoped to increase our net interest margin, primarily by avoiding the high marginal costs associated with increasing rates on our non-maturity deposits, as rate increases on these products result in an immediate impact on the margin as the rates paid on tens, or even hundreds of millions of dollars in balances increase overnight. By the middle of the third quarter, however, some of our competitors had begun offering deposit rates that threatened our ability to retain deposit balances, including non-maturity deposit balances. As a result, in late August, we believed it necessary to offer a special time deposit promotional rate and increase rates on our non-maturity deposits.

 While these promotional time deposit rates allow us to attract deposit balances without the high marginal costs associated with higher non-maturity deposit rates, they can result in a migration of existing deposit balances from non-maturity accounts, particularly money market products, into time deposits. Although our checking and money market deposits showed growth over their September 30, 2004, levels, these balances showed declines in the first and third quarters of this year corresponding to the offerings of promotional time deposit rates.

Any future migration of checking and money market balances to time deposit accounts could put additional pressure on our net interest margin. Our checking and money market account balances typically represent a lower-cost source of funding for us, and time deposits a higher-cost source, becoming progressively more so as rates rise. While we do not anticipate significant future migration from checking and money market accounts to time deposits, in the event that movement were to resume in a manner similar to that observed earlier this year, our net interest margin could be subject to compression.

Additionally, movements of retail deposit rates tend to lag major interest rate indices, remaining static as the market indices begin moving, and then continuing to move for some time after the market rates stabilize or plateau at a given level. Consequently, if short-term rates were to stabilize, we could potentially see additional compression in our net interest margin in subsequent quarters as the effects of systematic loan repricing would diminish, while deposit rates could continue to trend upward for some time afterwards based on the lagging nature of retail deposit rate movements. However, given that intense competition has already driven deposit rates higher, with what seems to be faster than historically typical velocity, it is also possible that these rates would not continue to trend upwards as long or as far as in previous rate cycles.

**Gap Report**

Based on our August 31, 2005, model, our one-year gap position totaled a negative 7.2%, implying liability sensitivity, with more liabilities than assets expected to mature, reprice, or prepay over the following 12 months. This represented a decline from the gap ratio as of the June 30, 2005, quarter-end, which indicated a gap position of negative 3.9%.

**Net Interest Income Simulation**

The results of our income simulation model, using data as of August 31, 2005, indicates that relative to a "base case" scenario, described below, our net interest income over the next twelve months would be expected to decline by 0.66% in an environment where interest rates gradually increase by 200 bps over a one-year period, and decline 0.63% in a scenario in which rates fall 200 bps. The magnitudes of these changes suggest that there is little sensitivity in net interest income from the "base case" level over the twelve-month horizon, with relatively consistent net interest income in all three scenarios.

The changes indicated by the simulation model represent variances from a "base case" scenario, which is our forecast of net interest income assuming interest rates remain unchanged from their levels as of the model date and that no balance sheet growth or contraction occurs over the forecasted timeframe regardless of interest rate movements. The base model does, however, illustrate the future effects of rate changes that have already occurred but have not yet flowed through to all the assets and liabilities on our balance sheet. These changes can either increase or decrease net interest income, depending on the timing and magnitudes of those changes.

(more)

**NONINTEREST INCOME**

For the third quarter, our noninterest income declined by $77,000, or 6%, due to reductions in loan sales and, gains thereon, compared to the same quarter last year.  However, the reduction in gain on sales was largely offset by additional service fee income relative to the prior year. Through the nine months ended September 30, our noninterest income exceeded the 2004 level by $1.0 million, or 34%, again primarily attributable to an increase in service fee income compared to 2004.

**Gain on Sales of Loans**

| Gains/(Losses) on Loan Sales | 3Q 2005 | 3Q 2004 | YTD 2005 | YTD 2004 |
|---|---|---|---|---|
| Consumer Loan Sale Gains | $ 117,000 | $ 442,000 | $ 820,000 | $ 974,000 |
| Residential Loan Sale Gains | 59,000 | 49,000 | 120,000 | 113,000 |
| Commercial Loan Sale Gains | (3,000) | 37,000 | 178,000 | 108,000 |
| Total Gains on Loan Sales | $ 173,000 | $ 528,000 | $ 1,118,000 | $ 1,195,000 |
| | | | | |
| **Loans Sold** | | | | |
| Consumer Loans Sold | $ 2,207,000 | $ 11,029,000 | $ 17,883,000 | $ 26,293,000 |
| Residential Loans Sold | 9,440,000 | 8,307,000 | 21,530,000 | 24,963,000 |
| Commercial Loans Sold* | 3,330,000 | 4,820,000 | 5,900,000 | 22,366,000 |
| Total Loans Sold | $ 14,977,000 | $ 24,156,000 | $ 45,313,000 | $ 73,622,000 |

\* The commercial loans sold for the nine months ended September 30, 2005, of $5,900,000 include $2,570,000 representing two loans sold in the second quarter.  The first of these loans, which accounted for $1,920,000, was fully disbursed.  The second loan was a construction loan for $7,500,000 of which $650,000 was disbursed at origination.

For the third quarter of 2005, the volume of loans sold, specifically consumer loans sold, declined significantly relative to the prior year, resulting in a 67% reduction in gains on loan sales for the quarter. As we noted in our second-quarter press release, we made a significant change in our strategy regarding sales of consumer loans.  Previously, our plan had been to sell approximately $6 million to $8 million in sales finance loans each quarter, though actual sales in a given quarter could fall above or below this range depending on loan production, market conditions, and other factors.  In the second quarter, we elected to change this strategy and substantially reduce our sales of these loans, selling only sufficient volumes to ensure the continuity of the market. Accordingly, our third-quarter loan sales were well below those for the same period last year.  While the reduction in gains on sales negatively impacted our noninterest income in the current period, reducing our sales of consumer loans allows us to retain a greater volume of these higher-yielding assets within our portfolio.  Although no changes to this plan are anticipated at this time, this strategy may be reevaluated in the future and subject to further modification based on factors including, but not limited to, future loan production and/or market conditions.

Despite the reduction in sales volume, consumer loan sales remained the largest contributor to our loan sale gains, with gains of $117,000 in the third quarter.  While this represented a 73% decline from the gains realized in the third quarter of 2004, our pricing and execution improved relative to last year, as the volume of loans sold declined 80% to $2.2 million, versus $11.0 million in the same quarter last year.  Similarly, through the first nine months of 2005, gains on consumer loan sales declined by $155,000, or 16%, while the volume of loans sold fell 32%.

In our second quarter press release, we noted that we had experienced increased interest in, and opportunities for, sales of participations in our commercial real-estate loans.  Consequently, we added that we were considering the merits of expanding our commercial real-estate loan sales and potentially originating credits with the intent to sell, rather than retain the loans in our portfolio. While the volume of commercial real-estate loans sold in the third quarter was modest, we would note that the volume does not reflect a decision to moderate our commercial real-estate loan sales.  Instead, we still regard an increase in such sales as likely in the fourth quarter.  Commercial real-estate loan transactions, particularly those that are candidates for sales of participations to other institutions, tend to be larger-dollar credits and unpredictable in their timing and frequency of occurrence.  As a result, the volumes of commercial real-estate loans sold, and gains thereon, can be expected to vary considerably from one quarter to the next depending on the timing of the loan and sales transactions.

Residential loan sale gains were little changed from the prior year, up $10,000 for the quarter and $7,000 for the nine months ended September 30, 2005, as the volume of loans sold increased 14% for the quarter and declined 14% compared to the same periods last year.

(more)

**Service Fee Income**

|  | 3Q 2005 | 3Q 2004 | YTD 2005 | YTD 2004 |
|---|---|---|---|---|
| Consumer Loan Service Fees | $ 314,000 | $ 69,000 | $ 955,000 | $ 157,000 |
| Commercial Loan Service Fees | 9,000 | 19,000 | 59,000 | 47,000 |
| Residential Loan Service Fees | (5,000) | 1,000 | (1,000) | (1,000) |
| Service Fee Income | $ 318,000 | $ 89,000 | $ 1,013,000 | $ 203,000 |

For the quarter and nine months ended September 30, 2005, our total servicing fee income rose 258% and 401% over the levels earned in the same periods of 2004, based on substantial increases in fees earned on consumer loans sold to, and serviced for, other institutions. The growth in consumer loan service fees this year is largely attributable to a change made earlier this year to the amortization period assumed for the underlying servicing asset. Additional loan sales, particularly the larger sales last year and in the first quarter of this year, as well as corresponding growth in our portfolio of consumer loans serviced for others, also contributed to the additional servicing income.

Servicing assets are recorded when we sell loans to other investors and continue to service those loans following the sale. To determine the fair value of the servicing assets, we utilize a valuation model that calculates the present value of future cash flows for the loans sold, based on assumptions including market discount rates, anticipated prepayment speeds, estimated servicing cost per loan, and other relevant factors. These factors are subject to significant fluctuations, and the estimates used in the models are subject to review and revision based on actual experience and changes in expectations for the future. The calculated value of the servicing rights is then capitalized and amortized in proportion to, and over the period of, estimated future net servicing income.

Based on a review of our assumptions in the first quarter of 2005, we determined that the amortization period for the servicing rights on our consumer loan servicing portfolio was significantly shorter than the term over which these loans would be expected to provide net servicing income. Consequently, we revised the amortization period such that the average life of the amortization schedule would correspond with the average life we are currently observing for the underlying loan portfolio. This resulted in a significant increase in our net servicing income. Note that any projection of servicing asset amortization in future periods is limited by the conditions that exist at the time the calculations are performed, and may not be indicative of actual amortization expense that will be recorded in future periods.

The income received for servicing consumer loans has also grown as a result of our sales finance loan sales, particularly the larger sales last year and in the first quarter of this year, and the corresponding growth in our portfolio of consumer loans serviced for others. Based on our decision to reduce sales of consumer loans in the future and instead retain a greater percentage of these loans within our portfolio, the rapid growth in fee income earned on the portfolio of serviced consumer loans in recent quarters is not expected to continue in future quarters.

Fee income earned on our commercial loans serviced for others did not factor significantly in our total third quarter or year-to-date 2005 service fee income. As we expand our sales of commercial real estate loans, we would expect this income to grow and potentially become a significant percentage of total service fee income in the future. In contrast, residential loans are typically sold servicing released, which means we no longer service those loans once they are sold. Consequently, we do not view these loans as a significant source of servicing fee income.

**Other Noninterest Income**

|  | 3Q 2005 | 3Q 2004 | YTD 2005 | YTD 2004 |
|---|---|---|---|---|
| Rental Income | $ 160,000 | $ 141,000 | $ 471,000 | $ 475,000 |
| Loan Fees | 111,000 | 159,000 | 469,000 | 268,000 |
| ATM/Wires/Safe Deposit | 69,000 | 52,000 | 188,000 | 139,000 |
| Late Charges | 53,000 | 45,000 | 146,000 | 118,000 |
| Miscellaneous | 61,000 | 28,000 | 176,000 | 108,000 |
| Total Other Noninterest Income | $ 454,000 | $ 425,000 | $ 1,450,000 | $ 1,108,000 |

For the third quarter, our noninterest income from sources other than those described earlier was little changed, totaling $454,000, or 7% over the same quarter last year. This represented a significant reduction from the double-digit year-over-year growth observed in the first and second quarters of 2005, as loan fees, and particularly prepayment fees, declined significantly from their third quarter 2004 levels.

(more)

Through the first nine months of the year, the majority of the growth in other noninterest income could be attributed to loan fees, specifically prepayment fees. On a year-to-date basis, loan fees rose by $201,000 with prepayment fees increasing $147,000. For the third quarter, however, loan fees actually declined by $48,000 with prepayment fees down $64,000 from the same quarter last year.

We believe that a flattening of the yield curve, which resulted from rising short-term interest rates and relatively static longer-term interest rates, contributed to the higher level of loan payoffs and prepayment fees observed from mid-2004 through the second quarter of 2005. As this flattening of the yield curve reduced the rate differential between short- and long-term financing costs, it provided a financial incentive for borrowers with short-term or adjustable-rate loans to refinance with long-term fixed rates. With prepayment fees declining in the third quarter, it is possible that, given the current interest rate environment, the majority of borrowers with a financial incentive to refinance and the inclination to do so may have already taken advantage of the opportunity presented by the flattened yield curve. If this is the case, and no movement conducive to additional refinance activity occurs in the yield curve, it is likely that the level of prepayment fees over the next few quarters will continue to decline relative to the same periods for the prior year. Given the uncertainties regarding interest rates and borrower behaviors, however, we cannot predict the level of prepayment fees in future quarters with any reasonable degree of accuracy.

## NONINTEREST EXPENSE

### Salaries and Employee Benefits Expense

Salaries and benefits expense increased by $185,000, or 5%, to $3.7 million in the third quarter of 2005, accounting for approximately 34% of the overall increase in total noninterest expense. On a year-to-date basis, salaries and benefits expense increased by $1.8 million, or 18%, over the nine-month period ended September 30, 2004.

| | 3Q 2005 | 3Q 2004 | YTD 2005 | YTD 2004 |
|---|---|---|---|---|
| Salaries | $ 2,527,000 | $ 2,278,000 | $ 7,674,000 | $ 6,716,000 |
| Commissions & Incentive Bonuses | 434,000 | 541,000 | 1,873,000 | 1,315,000 |
| Employment Taxes & Insurance | 189,000 | 195,000 | 751,000 | 676,000 |
| Temporary Office Help | 95,000 | 69,000 | 206,000 | 152,000 |
| Benefits | 494,000 | 470,000 | 1,513,000 | 1,349,000 |
| Total Salary & Benefit Expenses | $ 3,739,000 | $ 3,553,000 | $ 12,017,000 | $ 10,208,000 |

Contributing to the increase in salary and benefit expense was our annual salary increases for existing staff in April 2005, as well as net growth in our full-time-equivalent (FTE) employee count from 214 a year ago to 221 FTE at the end of September 2005. However, while our third quarter salary expense increased nearly 11% relative to the same quarter last year, on a sequential quarter basis it remained virtually unchanged from the previous quarter. This followed a decline in our salary expense between the first and second quarters of 2005. The deferral of salary expenses related to loan originations has helped contain our salary expense over the last two quarters.

In accordance with current accounting standards, certain loan origination costs are deferred and amortized over the life of each loan originated, rather than expensed in the current period. Expenses are then reported in the financial statements net of these deferrals. The amount of expense subject to deferral and amortization can vary from one period to the next based upon the number of loans originated, the mix of loan types, and year-to-year changes in "standard loan costs." In this instance, the number of loans originated by our Income Property, Business Banking, Residential, and Sales Finance divisions in both the second and third quarters of 2005 exceeded the number of loans originated in the first quarter. Consequently, the amount of salary expense to be deferred and amortized in the second and third quarters exceeded the amount for the first quarter, reducing our net second and third quarter salary expense.

| Quarter Ended | FTE at Quarter End | Salaries | Commissions & Incentive Bonuses |
|---|---|---|---|
| September 30, 2004 | 214 | $ 2,278,000 | $ 541,000 |
| December 31, 2004 | 220 | $ 2,481,000 | $ 855,000 |
| March 31, 2005 | 219 | $ 2,621,000 | $ 511,000 |
| June 30, 2005 | 218 | $ 2,526,000 | $ 927,000 |
| September 30, 2005 | 221 | $ 2,527,000 | $ 434,000 |

(more)

A reduction in commission and incentive compensation expense offset some of the effect of the increase in salary expense relative to the third quarter of last year. For those personnel not participating in a specified commission or incentive compensation plan, we maintain a separate bonus pool, with accruals made to the pool at the end of each quarter based on our year-to-date performance. Based on our results through June 30, 2005, we accrued $426,000 year-to-date. Inherent in this accrual was the assumption that our results for the remainder of the year would meet or exceed the outlook presented in our second quarter press release. This did not materialize, as our net interest margin totaled 4.03% for the quarter, versus the forecasted 4.05% to 4.10%, for the reasons described above in the "Net Interest Income" section, and a reduction in loan sales resulted in our noninterest income coming in at the low end of our $1.1 million to $1.3 million range. As a result, at the end of the third quarter our year-to-date performance didn't support the bonus that had been accrued. Consequently, for the third quarter, we made a reversal of $165,000, leaving a year-to-date balance of $261,000. As decisions regarding accruals to the bonus pool are made at or near the end of each quarter and based on our results for the year-to-date period, we cannot anticipate at this time what accrual, if any, is likely to be made for the fourth quarter.

Increased commissions expense paid to our Residential, Business Banking, and Income Property lending officers as well as our Banking Center personnel partially offset the reduction in the bonus pool accrued for non-commissioned staff. The increase in commission expense for our lending officers was attributable to the loan volumes originated in the third quarter, as incentive plans for lending officers tend to vary with the production of the business line.

## Occupancy Expense

Occupancy expense increased $176,000, or 26% relative to the third quarter of last year, based primarily on higher depreciation expense, software licensing costs, and expenditures for computer equipment. For the nine months ended September 30, 2005, occupancy expenses increased $464,000, or 23%, from the same period in 2004.

|  | 3Q 2005 | 3Q 2004 | YTD 2005 | YTD 2004 |
|---|---|---|---|---|
| Rent Expense | $ 82,000 | $ 76,000 | $ 241,000 | $ 237,000 |
| Utilities & Maintenance | 154,000 | 135,000 | 483,000 | 448,000 |
| Depreciation Expense | 410,000 | 341,000 | 1,144,000 | 974,000 |
| Other Occupancy Costs | 205,000 | 123,000 | 616,000 | 361,000 |
| Total Occupancy Expense | $ 851,000 | $ 675,000 | $ 2,484,000 | $ 2,020,000 |

Depreciation expense increased by $69,000 and $170,000 compared to the third quarter and first nine months of last year, largely as a result of capital expenditures made over the last 12 months for remodeling projects at several of our banking centers and our headquarters building, growth in our information systems infrastructure, and investment in enterprise software. We expect these costs to continue to rise in the remainder of 2005 as we complete our remaining remodeling projects, including work on our First Mutual Center headquarters building, and begin depreciating those new assets.

Other occupancy costs, which include items such as real estate and personal property taxes, the purchase of non-capitalized equipment, and software licensing, were a significant part of the overall increase in occupancy expense. For the third quarter of 2005, our computer equipment costs accounted for most of this category's increase, rising $43,000 over the prior year, primarily as a result of non-capitalized equipment expenditures, including many associated with the relocation of several departments to recently remodeled areas of the First Mutual Center. Another factor contributing to the additional occupancy expenses this year was higher software licensing fees, which resulted from our licensing agreement with Microsoft. Relative to the same periods in 2004, software licensing costs increased by $33,000 for the quarter and $78,000 for the first nine months of the year.

## Other Noninterest Expense

Other noninterest expense increased by $183,000, or 10% from the third quarter of last year, driven by greater expenditures for credit insurance premiums on our sales finance loans, marketing, office supplies, and loan processing expenses. Partially offsetting these increases were reductions in expenditures for legal fees and information systems related items. For the nine-month period ending September 30, 2005, other noninterest expense increased by $598,000, or 11%, over the same nine-month period in 2004.

|  | 3Q 2005 | 3Q 2004 | YTD 2005 | YTD 2004 |
|---|---|---|---|---|
| Marketing & Public Relations | $   353,000 | $   297,000 | $ 1,056,000 | $   885,000 |
| Credit Insurance | 365,000 | 280,000 | 1,043,000 | 782,000 |
| Outside Services | 162,000 | 145,000 | 514,000 | 462,000 |
| Taxes | 137,000 | 120,000 | 363,000 | 355,000 |
| Information Systems | 232,000 | 261,000 | 705,000 | 760,000 |
| Other | 795,000 | 758,000 | 2,458,000 | 2,297,000 |
| Total Other Noninterest Expenses | $ 2,044,000 | $ 1,861,000 | $ 6,139,000 | $ 5,541,000 |

The most significant growth in the third quarter's other noninterest expense was observed in our credit insurance expense, which increased $85,000 relative to the third quarter of 2004. For the year-to-date period, our credit insurance expense rose $261,000, or 33%, based on growth in the balances of insured sales finance loans, including both the loans in our portfolio as well as those serviced for other institutions. We expect this expense to continue to increase in the future based on continued portfolio growth, as well as an agreement recently negotiated with a second insurer (Insurer #2). Per this agreement, Insurer #2 will not only offer credit insurance on future loan originations, but also supplemental insurance on a seasoned pool of loans already insured by our existing insurer (Insurer #1). As this represents additional insurance expense on an existing pool of loans, this is expected to increase our insurance cost by an estimated $75,000 in the fourth quarter prior to any expense associated with new originations. As Insurer #2's pricing and underwriting are very similar to those of Insurer #1, we do not expect that the choice of insurer will impact the cost of insurance on future loan originations. Please refer to the "Sales Finance (Home Improvement) Loans" commentary in the "Portfolio Information" section for further information.

Advertising expenses, which represent the majority of our marketing and public relations expenses, rose by $53,000, or 21% in the third quarter, and $156,000, also 21%, on a year-to-date basis relative to the same periods in 2004. The growth in these expenses can be attributed to an increase in radio and local newspaper advertising.

While expenditures for forms and office supplies increased by $46,000, or 61% relative to the third quarter of 2004, this variance is largely attributable to differences in the timing of purchases, as year-to-date expenditures were up only 9%.

Loan processing costs included in the "other" noninterest expense category also contributed to the growth in noninterest expense, rising $35,000 for the quarter and $113,000 on a year-to-date basis compared to the prior year. As with salaries, loan processing costs are another category of expense subject to deferral and capitalization of loan origination costs, and the majority of the increase was attributable to a reduction in the amount of expenses deferred compared to 2004. The amount of processing expense eligible for deferral for several loan types, most notably custom construction loans, declined relative to last year. This caused our net expenses to rise substantially as we were unable to defer and amortize as much of these costs as we did in 2004.

Reductions in our information systems expenses and legal costs from the third quarter last year helped offset some of the increases in other noninterest expense categories. For the third quarter and year-to-date periods, information systems expenses fell $29,000 and $55,000, or 11% and 7%, compared to the same periods last year, based largely on a rate reduction for 2005 following negotiations with our core service provider late last year. Additionally, legal expenses were down $25,000, or 30% for the quarter and $76,000, or 22% for the nine months ended September 30, 2005. These reductions were attributable to lower levels of expenditures in our sales finance and general corporate operations compared to the third quarter of last year, as well as declines in spending by our business banking and direct consumer lending operations earlier in the year.

**Non-Performing Assets**

Our exposure to non-performing loans and repossessed assets as of September 30, 2005 was:

| | |
|---|---|
| Eighty-six consumer loans. Full recovery anticipated from insurance claims. | $   401,000 |
| One single-family residential loan in Western WA. Possible loss of $50,000. | 125,000 |
| Twelve consumer loans. Possible loss of $76,000. | 76,000 |
| One residential land loan in Eastern WA. No anticipated loss. | 29,000 |
| One consumer loan. No anticipated loss. | 2,000 |
| Total Non-Performing Loans | $   633,000 |
| Real Estate Owned and Repossessed Assets | 2,000 |
| TOTAL NON-PERFORMING ASSETS | $   635,000 |

(more)

## PORTFOLIO INFORMATION

### Commercial Real Estate Loans

The average loan size (excluding construction loans) in the Commercial Real Estate portfolio was $722,000 as of September 30, 2005, with an average loan-to-value ratio of 63%. At quarter-end, none of these commercial loans were delinquent for 30 days or more. Small individual investors or their limited liability companies and business owners typically own the properties securing these loans. At quarter-end, the portfolio was 48% residential (multi-family or mobile home parks) and 52% commercial.

The loans in our commercial real estate portfolio are well diversified, secured by small retail shopping centers, office buildings, warehouses, mini-storage facilities, restaurants and gas stations, as well as other properties classified as general commercial use. To diversify our risk and to continue serving our customers, we sell participation interests in some loans to other financial institutions. About 11% of commercial real estate loan balances originated by the Bank have been sold in this manner. We continue to service the customer's loan and are paid a servicing fee by the participant. Likewise, we occasionally buy an interest in loans originated by other lenders. About $13 million of the portfolio, or 4%, has been purchased in this manner.

### Sales Finance (Home Improvement) Loans

Loan production was $18 million in the third quarter and $54 million in the first nine months of 2005. The portfolio balance of Sales Finance loans increased by $7 million to $81 million. Prepayment speeds continue to remain in a range of between 30% and 40%.

|  | Bank Portfolio Balance | Servicing Balance | Insured Balance (Bank Portfolio and Servicing Balance) |
|---|---|---|---|
| September 30, 2004 | $68 million | $31 million | $45 million |
| December 31, 2004 | $69 million | $37 million | $48 million |
| March 31, 2005 | $67 million | $44 million | $50 million |
| June 30, 2005 | $74 million | $45 million | $53 million |
| September 30, 2005 | $81 million | $43 million | $54 million |

During the third quarter of 2005, the average new loan amount was $10,200. The average loan balance in the entire portfolio is $9,200. The yield on this portfolio is 10.39%. Loans with credit insurance in place represent 40% of the Bank's portfolio balance, and 34% (by balance) of the loans originated in the third quarter were insured.

### UNINSURED PORTFOLIO – BANK BALANCES

|  | Bank Balance | Net Charge-Offs | Charge-offs (% of Bank portfolio) | Delinquent Loans (% of Bank Portfolio) |
|---|---|---|---|---|
| September 30, 2004 | $40 million | $ 71,000 | 0.18% | 0.75% |
| December 31, 2004 | $41 million | $100,000 | 0.24% | 0.66% |
| March 31, 2005 | $40 million | $141,000 | 0.35% | 0.62% |
| June 30, 2005 | $44 million | $ 147,000 | 0.33% | 0.77% |
| September 30, 2005 | $48 million | $ 98,000 | 0.21% | 1.20% |

### INSURED PORTFOLIO – BANK AND INVESTOR LOANS

|  | Claims Paid | Claims (% of Insured Balance) | Delinquent Loans (% of Bank Portfolio) |
|---|---|---|---|
| September 30, 2004 | $265,000 | 0.64% | 2.11% |
| December 31, 2004 | $492,000 | 1.06% | 2.58% |
| March 31, 2005 | $516,000 | 1.05% | 2.75% |
| June 30, 2005 | $359,000 | 0.70% | 3.23% |
| September 30, 2005 | $483,000 | 0.89% | 3.64% |

(more)

As of September 30, 2005, the total Sales Finance portfolio was $81 million, of which $33 million was insured and $48 million was uninsured. The uninsured portfolio, which has an average credit score of 737, has experienced consistent and reasonably acceptable loan losses as a percent of the portfolio during the last five quarters, ranging from 0.18% to 0.35%. The insured portfolio, which has an average credit score of 671, has not performed as well. Losses incurred in that portfolio are submitted to our credit insurers for reimbursement, and the claims experience in the last 12 months has ranged between 0.64% and 1.06% of insured balances. The delinquency rates on the insured portfolio have ranged between 2.11% and 3.64% of insured balances during the last five quarters.

Until recently, the Bank maintained a relationship with a single credit insurance company (Insurer #1). Insurer #1 provided credit insurance on Sales Finance loans as well as insurance on a small number of home equity products. In August 2005, the Bank entered into an agreement with another credit insurance company (Insurer #2), providing similar insurance products with very similar underwriting and pricing terms as Insurer #1.

With two insurers in place, the Bank began to split the Sales Finance loans requiring insurance between the two insurers (see table below). In October of 2005, the Bank and Insurer #1 did not reach agreement on the pricing of insurance for loans originated after October 1, 2005. Therefore, effective on that date, all newly insured loans will be insured by Insurer #2. This decision does not affect the pricing or coverage in place on loans currently insured with Insurer #1. The Bank continues to have a relationship with Insurer #1 for home equity loan products.

In addition to purchasing insurance from Insurer #2 on a prospective basis, the Bank has also purchased back-up insurance from Insurer #2 on loans that are currently also insured by Insurer #1, and that were originated during the 2002/2003 policy year (adding $1.07 million in additional coverage). The cost of this additional insurance is approximately 25 basis point per month on the outstanding balance. Our contract with both insurers provides them with a maximum exposure limit of 10% of the loan balances insured in each policy year. In the event that Insurer #1's maximum exposure limit on the 2002/2003 policy year is exhausted, Insurer #2 will provide credit insurance coverage on the remaining loans in that pool subject to policy limitations (see table below). We took additional insurance because the loans in the 2002/2003 policy year have not performed to expectations. We recognized this trend in 2004 and, in response, tightened our underwriting approval criteria. The performance of the loans in the 2003/2004 and 2004/2005 policy years appear to positively reflect these changes. The following table shows the standing of each policy year for each insurer as of September 30, 2005.

**Insurer #1**

| Policy Year* | Loans Insured | Current Loan Balance | Original Loss Limit | Claims Paid | Remaining Loss Limit | Limit as % of Remaining Balance | Current Delinquency Rate |
|---|---|---|---|---|---|---|---|
| 2002/2003 | $21,442,000 | $10,439,000 | $2,144,000 | $1,696,000 | $448,000 | 4.29% | 5.68% |
| 2003/2004 | $35,242,000 | $21,759,000 | $3,524,000 | $1,168,000 | $2,356,000 | 10.83% | 5.27% |
| 2004/2005 | $23,964,000 | $20,306,000 | $2,396,000 | $64,000 | $2,332,000 | 11.48% | 2.27% |

\* Policy years close on 9/30 of each year

**Insurer #2**

| Policy Year | Loans Insured | Current Loan Balance | Original Loss Limit | Claims Paid | Remaining Loss Limit | Limit as % of Remaining Balance | Current Delinquency Rate |
|---|---|---|---|---|---|---|---|
| 2002/2003* | $10,768,000 | $10,439,000 | $1,077,000 | $0 | $1,077,000 | 10.32% | 5.68% |
| 2005/2006** | $1,957,000 | $1,898,000 | Not Applicable | $0 | Not Applicable | Not Applicable | 0.00% |

\* Loans in this policy year are the same loans insured with Insurer #1 during the same time period.
\*\*Policy year closes on 7/31 of each year

(more)

**Residential Lending**

The residential lending portfolio (including loans held for sale) totaled $297 million on September 30, 2005. The breakdown of that portfolio is as follows:

|  | Bank Balance | % of Portfolio |
|---|---|---|
| Adjustable rate permanent loans | $167 million | 56% |
| Fixed rate permanent loans | $  5 million | 2% |
| Residential building lots | $ 35 million | 12% |
| Disbursed balances on custom construction loans | $ 83 million | 28% |
| Loans held-for-sale | $  7 million | 2% |
| Total | $297 million | 100% |

The portfolio has performed in an exceptional manner, and currently has only three loans, or 0.28% of loan balances, that are delinquent more than one payment.

The average loan balance in the permanent-loan portfolio is $195,000, and the average balance in the building lot portfolio is $113,000. Owner-occupied properties constitute 67% of the loan balances. Our portfolio program underwriting is typically described as non-conforming. The portfolio generally consists of loans that, for a variety of reasons, are not readily salable in the secondary market at the time of origination. The yield earned on the portfolio is generally much higher than the yield earned on a more typical "conforming underwriting" portfolio. We underwrite the portfolio permanent loans by focusing primarily on the borrower's good or excellent credit and our overall exposure on the loan. We manually underwrite all loans and review the loans for compensating factors to offset the non-conforming elements of those loans.

On September 30, 2005, we had $10.6 million of loans in the portfolio that had "interest only" payment plans until their first interest rate change date (at which time the loan converts to normal amortizing payments). This represents about 6% of the permanent residential lending portfolio. The loans with the interest-only feature are underwritten using a payment of full principal and interest in the calculation of monthly debts. This insures that loans are not made to borrowers that only qualify due to the interest-only payment feature on the loan. Although we believe that those loans are well underwritten, and to date our experience with those loans has been favorable, we made the decision to sell a majority of these loans to other investors. We have a sale pending of approximately $7.8 million of the loans for tentative settlement in November. We do not originate an "Option ARM" product, where borrowers are given a variety of monthly payment options that allow for the possibility of negative amortization.

As of September 30, 2005, we held about $2.4 million of low-documentation permanent residential loans on our books. We also held about $8.3 million in disbursed balances (and another $10.9 million in additional commitments) on low-documentation custom construction loans. These loans allow lower levels of documentation verifying a borrower's income or assets. Through a combination of the borrower's equity in the property and the purchase of mortgage insurance on each individual loan, all low-documentation loans have a loan-to-value of no more than 70% exposure to the Bank. Until such time as we have an established track record with the performance of low-documentation residential mortgages, we have set an internal limit of 1% of the Bank's loan portfolio (approximately $9 million). Due to unexpected demand for this product during the third quarter, that limit has been exceeded. In response to this demand, we have raised the pricing on low-documentation custom construction loans and have begun to explore the sale of low-documentation loans to other investors. We believe that the successful implementation of these measures over time will bring the portfolio balances of low-documentation loans below the internal limit.

**PORTFOLIO DISTRIBUTION**

The loan portfolio distribution at the end of the third quarter was as follows:

| | |
|---|---|
| Single Family (including loans held-for-sale) | 25% |
| Income Property | 36% |
| Business Banking | 13% |
| Commercial Construction | 3% |
| Single Family Construction: | |
| Spec | 1% |
| Custom | 10% |
| Consumer | 12% |

Adjustable-rate loans accounted for 88% of our total portfolio.

(more)

## DEPOSIT INFORMATION

The number of business checking accounts increased by 16%, from 1,877 at September 30, 2004, to 2,182 as of September 30, 2005, a gain of 305 accounts. The deposit balances for those accounts grew 40%. Consumer checking accounts also increased, from 6,546 in the third quarter of 2004 to 7,350 this year, an increase of 804 accounts, or 12%. Our total balances for consumer checking accounts rose 13%.

The following table shows the distribution of our deposits.

|  | Time Deposits | Checking | Money Market Accounts | Savings |
|---|---|---|---|---|
| September 30, 2004 | 63% | 13% | 23% | 1% |
| December 31, 2004 | 61% | 14% | 24% | 1% |
| March 31, 2005 | 64% | 13% | 22% | 1% |
| June 30, 2005 | 64% | 14% | 21% | 1% |
| September 30, 2005 | 65% | 14% | 20% | 1% |

## OUTLOOK FOR FOURTH QUARTER 2005

### Net Interest Margin

Our forecast for the third quarter was a range of 4.05% - 4.10%, and we came in short of that forecast at 4.03%. Our margin was less than anticipated because of a decline in our transaction accounts from second quarter, and the need to reprice those accounts to remain competitive with the local market. We anticipate our margin for the fourth quarter of 2005 will be similar, within a range of 4.00% - 4.05%. We assume that our transaction account balances will hold steady or increase, and that there will not be a requirement to significantly raise the rates paid on those accounts.

### Loan Portfolio Growth

The loan portfolio, excluding loans held-for-sale, grew $10 million, exceeding our forecast of $0-$5 million. Our outlook for fourth quarter is net loan growth in the $10-$15 million range. We anticipate that commercial loan sales will offset loan growth in the other business lines.

### Noninterest Income

Our estimate for the third quarter was a range of $1.0 - $1.3 million. The actual result for the quarter was in line with that forecast at $1.1 million. For the fourth quarter, we anticipate that fee income will fall within a range of $1.4 - $1.6 million. Our expectation is that commercial loan sales will increase in the fourth quarter, raising the level of fee income.

### Noninterest Expense

Noninterest expense increased by 9% on a quarter-to-quarter comparison, which was significantly better than our forecast of 15%. The better than expected results were largely attributable to the reversal of an accrual for a staff bonus of $165,000. Absent that change in the staff bonus, the year-over-year operating costs would have increased by 12%. Our forecast for the fourth quarter noninterest expense is $7.3 million, which is a growth of 10.0% in operating costs over the third quarter and a 7% increase over fourth quarter 2004.

*The "Outlook for Fourth Quarter 2005" contains our current estimates and forecasts for certain earnings and growth factors. These "outlooks" are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, operations, and prospects, these forward-looking statements are subject to numerous uncertainties and risks, and actual events, results, and developments will ultimately differ from the expectations and may differ materially from those expressed or implied in such forward-looking statements. Factors that could affect actual results include the various factors affecting general interest rate and net interest margin changes and the fiscal and monetary policies of the government, economic conditions in our market area and the nation as a whole; our ability to continue to develop new deposits and loans; our ability to control our expenses while increasing our services, our facilities and the quality of our operations; the impact of competitive products, services, and pricing; and our credit risk management. There are other risks and uncertainties that could affect us which are discussed from time to time in our filings with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. We are not responsible for updating any such forward-looking statements.*

-0-

Transmitted on Business Wire at 1:00 p.m. PDT, October 25, 2005.